Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

Pricing Supplement No. 2011 – MTNDG0065, Dated July 8, 2011

(To Prospectus Supplement Dated May 12, 2011 and Prospectus Dated May 12, 2011)

US$12,925,000 principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon the Dow Jones-UBS Precious Metals Subindex Total ReturnSM Due August 20, 2012

The return on the notes, if any, will be based upon the performance of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM (the “index”).

Unless redeemed by you or called by us, the notes will mature on August 20, 2012. The notes will bear interest at a floating rate equal to the greater of (a) one-month LIBOR minus 0.25% and (b) 0%. Interest on the notes will be paid on the 15th day of each month and on the maturity date, commencing August 15, 2011, and ending at maturity or upon your redemption or our call of the notes.

The amount you receive at maturity or upon your redemption or our call of the notes may be less than your initial investment in the notes.

On any index business day during the term of the notes you may redeem the notes you then hold, in whole, in exchange for (i) the principal amount of the notes, plus (ii) the supplemental return amount as determined on the index business day on which the notice of redemption is received by us or on the following index business day, as applicable, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon your redemption of the notes may be less than your initial investment in the notes.

If on any index business day during the term of the notes the closing value of the index is less than or equal to 85% of the starting value of the index, we will call the notes in exchange for (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the index business day following that index business day, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive upon our call of the notes may be less than your initial investment in the notes.

If you do not redeem and we do not call the notes, you will receive at maturity (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on August 13, 2012, provided that the supplemental return amount may be negative, zero or positive. Therefore, the amount you receive at maturity may be less than your initial investment in the notes.

On any index business day during the term of the notes, the supplemental return amount includes a leverage factor of three times the principal amount of the notes, will be based on the change in the value of the index from the pricing date to that index business day and will be determined after deducting (a) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the pricing date to but including that index business day, and (b) a 0.20% annual fee accrued from but excluding the pricing date to but including that index business day. See “Description of the Notes—Supplemental Return Amount.”

The notes will be issued in minimum denominations and integral multiples of US$1,000.

We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note		Total
Public Offering Price	US$	1,000.00	US$	12,925,000.00

Agent’s Discount	US$	0.00	US$	0.00

Proceeds to Citigroup Funding Inc.	US$	1,000.00	US$	12,925,000.00

We expect that delivery of the notes will be made against payment therefor on or about July 15, 2011. Because the notes will not settle in T+3, purchasers who wish to trade the notes on the date hereof or the following business day will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM and other events that are difficult to predict and beyond our control.

You May Receive Less than Your Initial Investment at Maturity or Upon Your Redemption or Our Call of the Notes if the Value of the Index Declines or Does Not Increase Significantly

The amount payable at maturity or upon your exercise of the redemption option or our call of notes, if any, will be based on the performance of the index from the pricing date to the relevant index business day and will be determined after deducting certain amounts. As a result, if the value of the index declines, remains the same or does not increase significantly, the amount you receive for each note will be less than the US$1,000 you paid for each note. This will be true even if the value of the index at one or more times during the term of the notes exceeds the value of the index on the pricing date.

The Calculation of the Supplemental Return Amount Will Have the Effect of Reducing Your Return on the Notes

Because the supplemental return amount on any index business day will be determined after deducting (i) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the pricing date to but including that index business day, and (ii) a 0.20% annual fee accrued from but excluding the pricing date to and including that index business day, the value of the index must significantly increase for the amount payable at maturity or upon your redemption or our call of the notes to be greater than your initial investment in the notes.

Leverage Increases the Sensitivity of Your Notes to Changes in the Value of the Index

Because the supplemental return amount includes a leverage factor of three times the principal amount of the notes, changes in the value of the index will have a greater impact on the amount payable at maturity, your redemption, or our call than on a payout on securities that are not so leveraged. In particular, any decrease in the value of the index would result in a significantly greater decrease in the supplemental return amount and you would suffer losses on your investment in the notes substantially greater than you would if the supplemental return amount did not contain a leverage component.

The Redemption Option Must be for at Least US$12,925,000 Notes Per Holder

If you elect to exercise your redemption option, you must offer to redeem at least 12,925 notes (US$12,925,000 aggregate principal amount) at one time. To redeem your notes on any index business day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any day during the term of the notes; and (3) transfer your book-entry interest in the notes to the trustee on our behalf on the fifth index business day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any index business day, your redemption will be effective on that index business day. If we receive your official notice of redemption on a day that is not an index business day or after 10:00 a.m. (New York City time) on any index business day, your redemption will be effective on the first index business day following that day.

The Historical Performance of the Index Is Not an Indication of the Future Performance of the Index

The historical performance of the index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the index during the term of the notes. Changes in value of the index will affect the trading price of the notes, but it is impossible to predict whether the value of the index will fall or rise.

The Notes have a Mandatory Call Feature, Which Increases the Likelihood of Loss on Your Investment

We will call the notes on any index business day on which the closing value of the index is less than or equal to 85% of the starting value of the index in exchange for (i) the principal amount of the notes you then hold, plus (ii) the supplemental return amount as determined on the index business day following that index business day. Therefore, upon our call of the notes, the likelihood of loss on your investment in the notes would be greater because the value of the index on the relevant index business day may be significantly lower than the starting value.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will receive a coupon at a floating rate equal to the greater of (a) one-month LIBOR minus 0.25% and (b) 0%, payable monthly on the 15th day of each month and on the maturity date, commencing August 15, 2011 and ending at maturity or upon your redemption or our call of the notes. As a result, if you do not redeem and we do not call the notes, the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

Higher Future Prices of the Futures Contracts Underlying the Index Relative to Their Current Prices May Decrease Your Return on the Notes

Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the futures contracts underlying the index approach expiration, they are replaced by futures contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify September expiration. As time passes, the contract expiring in September is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the September contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield,” without necessarily being indicative of the performance of the contracts. While many of the contracts included in the index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the index, have historically traded in markets in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the index and, accordingly, decrease your return on the notes, if any.

The Prices of Precious Metals Commodities Are Highly Volatile and Affected by Many Complex Factors

The market prices of the underlying precious metal commodity interests are volatile and may fluctuate rapidly based on numerous factors. These include, among other things, changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. This may in turn result in volatile changes in the index and thus, the supplemental return amount and the market value of the notes.

Changes in the Composition and Valuation of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM May Adversely Affect the Amount You Receive at Maturity and the Market Value of the Notes

The composition of the index may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the index fail to satisfy such criteria. The weighting factors applied to each commodity included in the index may change annually, based on changes in commodity production and volume statistics. In addition, UBS Securities LLC (“UBS”), Dow Jones & Company, Inc. (“Dow Jones”) and CME Group Index Services LLC (“CME Indexes”), may modify the methodology for determining the composition and weighting of the index and for calculating their value in order to assure that the index represents a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the commodity indices, and for valuing the commodity indices, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the supplemental return amount and the market value of the notes.

The Notes Will Not Be Regulated by the Commodity Futures Trading Commission

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a commodity pool operator. Because the notes are not interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Index. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the index on the pricing date and the future value of the index. However, changes in the value of the index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the index exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the index will continue to fluctuate from that time to the time when the ending value of the index is determined. If you choose to sell your notes when the value of the index is less than its closing value on the pricing date, you are likely to receive less than the amount you originally invested.

Trading prices of the futures contracts underlying the index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the trading markets on which the underlying future contracts are traded. These factors are described in more detail in “—The Prices of Precious Metals Commodities Are Highly Volatile and Affected by Many Complex Factors” above.

Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of the index changes during the term of the notes, the market value of the notes may decrease.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Suspension or Disruption of Futures Trading May Adversely Affect the Value of the Notes. The futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the cessation of trading in futures contracts, the participation of speculators and government and futures exchange regulation and intervention, any of which could reduce the value of the notes. In addition,

U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuations in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuations” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once a limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These distortions or disruptions may affect one or more components of the index or the value of the index itself.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the index the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of the index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the futures contracts underlying the index or in other instruments, such as options, swaps or futures, based upon the index or the futures contracts underlying the index. This hedging activity could affect the value of the index and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in the futures contracts or commodities underlying the index, such as options, swaps or futures, based upon the futures contracts or commodities underlying the index. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price of the futures contracts or commodities underlying the index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

You Will Not Have Any Rights with Respect to Any Futures Contracts or Commodities Underlying the Index

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to, the future contracts or commodities underlying the index. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the index.

You Will Not Have Any Rights Against the Publishers of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM

You will have no rights against the publishers of the index, even though the amount you receive at maturity, redemption or call will depend upon the daily closing price and the applicable ending value of the index.

By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to the future contracts or commodities underlying the index, or options, swaps or futures, based upon the future contracts or commodities underlying the index. The publishers of the index are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes. The notes are debt securities issued by Citigroup Funding, not an interest in the futures contracts or commodities underlying the index or options, swaps or futures, based upon the futures contracts or commodities underlying the index.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes

Citibank, N.A. – Commodity Derivatives Calculations, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will make certain determinations with respect to the Notes. Any of these determinations made by Citibank, N.A., in its capacity as calculation agent, including with respect to the calculation of the index level in the event of its unavailability, may adversely affect any payments to you.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon the Dow Jones-UBS Precious Metals Subindex Total ReturnSM Due August 20, 2012 (the “Notes”) are index-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately thirteen months. At maturity you might receive less than the principal amount of your investment in the Notes.

The Notes will bear interest at a floating rate equal to the greater of (a) one-month LIBOR minus 0.25% and (b) 0%. Interest on the Notes will be paid on the 15th day of each month and on the maturity date, commencing August 15, 2011 and ending at maturity or upon your redemption or our call of the Notes.

At maturity or upon your redemption or our call of the Notes you will receive (i) the principal amount of the Notes plus (ii) the Supplemental Return Amount. The Supplemental Return Amount may be negative, zero or positive. Therefore, the amount you receive at maturity or upon your redemption or our call of the Notes may be less than your initial investment in the Notes.

The Supplemental Return Amount includes a leverage factor of three times the principal amount of the Notes, will be based on the change in the value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM (the “Index”) from the date of this pricing supplement (the “Pricing Date”) to the relevant Index Business Day and will be determined after deducting (i) the hypothetical interest accrued on the 13 week U.S. Treasury Bills from but excluding the Pricing Date to but including that Index Business Day, and (ii) a 0.20% annual fee accrued from but excluding the Pricing Date to but including that Index Business Day. The deduction of the aforementioned factors will reduce the Supplemental Return Amount and therefore the return on your Notes, if any.

The aggregate principal amount of Notes issued will be US$12,925,000 (12,925 Notes). The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof. The Notes are a series of unsecured debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus. Any payments due on the Notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc. The CUSIP for the Notes is 1730T0MX4.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Coupon

You will receive a coupon at a floating rate equal to the greater of (a) one-month LIBOR (USD-LIBOR-BBA) minus 0.25% and (b) 0%. Interest on the Notes will be paid in cash on the 15th day of each month and on the maturity date (an “Interest Payment Date”), commencing August 15, 2011, and ending at maturity or upon your redemption or our call of the Notes. The LIBOR determination date will be the second Business Day prior to July 15, 2011 (the “Issue Date”), in the case of the initial interest period, or each Interest Payment Date, in the case of all other interest periods. An interest period is the period from, and including, each Interest Payment Date to, but excluding, the following Interest Payment Date; provided that the initial interest period is the period from, and including, the Issue Date to, but excluding, the first Interest Payment Date. If the Notes are redeemed by you or called by us, the coupon will be based on LIBOR interpolated for the relevant period.

The coupon will be calculated as follows:

Principal Amount * [(the greater of (a) one-month LIBOR minus 0.25% and (b) 0%)* Elapsed Days/360]

“Elapsed Days” are the number of calendar days from and including the prior Interest Payment Date (or, with respect to the initial interest period, the issue date), to but excluding the current Interest Payment Date.

A “Business Day” is any day on which banking institutions in the City of New York or London, England are open for business.

Payment at Maturity

Unless redeemed by you or called by us, the Notes will mature on August 20, 2012. You will receive at maturity (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on August 13, 2012 (the “Final Valuation Date”).

Payment Upon Your Redemption

On any Index Business Day during the term of the Notes you may redeem the Notes you then hold, in whole only, in exchange for (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the same Index Business Day on which the notice of redemption is received by us or the next Index Business Day, as applicable.

Exercise of Your Redemption Option

If you elect to exercise your redemption option, you must offer to redeem at least 12,925 Notes (US$12,925,000) aggregate principal amount) at one time. To redeem your Notes on any Index Business Day, you must instruct your broker to take the following steps through normal clearing system channels: (1) fill out an official notice of redemption; (2) deliver your official notice of redemption to us (which must be acknowledged by us) on any Index Business Day during the term of the Notes; and (3) transfer your book-entry interest in the Notes to the trustee on our behalf on the fifth Index Business Day following the day on which your redemption is effective. If we receive your official notice of redemption at or before 10:00 a.m. (New York City time) on any Index Business Day, your redemption will be effective on that Index Business Day. If we receive your official notice of redemption on a day that is not an Index Business Day or after 10:00 a.m. (New York City time) on any Index Business Day, your redemption will be effective on the first Index Business Day following that day.

Payment Upon Our Call

If on any Index Business Day during the term of the Notes the closing value of the Index is less than or equal to 85% of the Index Initial value, we will call the Notes for (i) the principal amount of the Notes you then hold, plus (ii) the Supplemental Return Amount as determined on the Index Business Day following that Index Business Day.

Supplemental Return Amount

The Supplemental Return Amount will be calculated as follows, whether at maturity, upon your redemption or our call:

The Index Initial, also called the Initial Index Value, is the closing value of the Index on the Pricing Date, which was 507.564.

The Index Final, also called the Final Index Value is the closing value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM, published by CME Indexes, in conjunction with UBS, or its successor and displayed on Bloomberg Screen page DJUBPRTR <INDEX> on any relevant Index Business Day.

The Tbill Amount on any Index Business Day is determined as follows:

“c” means that with respect to an Index Business Day d, the number of calendar days from (but excluding) the prior Index Business Day to (and including) such Index Business Day d.

“TBill(d-1)” means that with respect to an Index Business Day d, the most recent weekly auction high rate for 13 Week U.S. Treasury Bills, as reported on the website www.publicdebt.treas.gov/AI/OFBills under the column headed “Discount Rate %” published by the Bureau of Public Debt of the U.S. Treasury, or any successor source, on such Index Business Day d, provided, that if such auction high rate is not published on such Index Business Day d, TBill(d-1) shall be the rate published for the most recent previous auction.

“Index Business Day” means a day that is (or would have been, but for the occurrence of a Market Disruption Event) a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

If a Market Disruption Event relating to or one or more of the commodities contracts underlying the Index or any Successor Index (each an “index contract”) is in effect on any relevant Index Business Day, the Calculation Agent will calculate the closing Index value in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

—

for each index contract that did not suffer a Market Disruption Event on the relevant Index Business Day, the settlement price on the applicable Relevant Exchange of such index contract on such relevant Index Business Day, and

—

for each index contract that did suffer a Market Disruption Event on the relevant Index Business Day, the settlement price of such index contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such index contract (which settlement price for such index contract shall be used to determine the Final Index Value for such index contract);

provided however that if a Market Disruption Event has occurred or is continuing with respect to such index contract on each of the five scheduled trading days following the relevant Index Business Day, then the Calculation Agent will determine the price for such index contract on such fifth scheduled trading day acting in good faith and commercially reasonable matter, taking into account the latest available quotation for the settlement price of such index contract and any other information that in good faith it deems relevant (which price shall be used to determine the Final Index Value).

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)	the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of an index contract;

(B)	the settlement price on a Relevant Exchange of an index contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)	the settlement price of an index contract is not published by the Relevant Exchange.

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1)	a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2)	a decision to permanently discontinue trading in an index contract or options or futures contracts relating to the Index or any commodity underlying the Index.

For purposes of the above, (a) “Relevant Exchange” means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any Successor Index; and (b) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected index contract.

Discontinuance of the Index

If Dow Jones discontinues publication of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM, and if Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, in good faith, to be comparable to the relevant index, then the value of the relevant index will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to the registered holders of the Notes. If Dow Jones discontinues the publication of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM, the value to be substituted for the Dow Jones-UBS Precious Metals Subindex Total ReturnSM for that date will be a value computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the relevant index prior to any such discontinuance. If Dow Jones discontinues publication of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM prior to the determination of the Supplemental Return Amount and the Calculation Agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Supplemental Return Amount and (b) a determination by the Calculation Agent that a successor index is available, the Calculation Agent will determine the value that is to be used in computing the value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or the relevant index as described in the preceding paragraph. If a successor index is selected or the Calculation Agent calculates a substitute for the relevant index as described above, the successor index or value will be substituted for the relevant index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM may adversely affect the market value of the Notes. All determinations made by the Calculation Agent will be made in good faith and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or a successor index is changed in any material respect, or if the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or a successor index is in any other way modified so that the value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or a successor index does not, in the opinion of the Calculation Agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a index comparable to the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or the successor index. Accordingly, if the method of calculating the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or the successor index is so modified that the value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Defeasance

The Notes are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.90% per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A – Commodity Derivatives Calculations. All determinations made by the Calculation Agent will be made in good faith and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES-UBS PRECIOUS METALS SUBINDEX TOTAL RETURNSM

As a sub-index of the Dow Jones-UBS Commodity Index Total ReturnSM (the “Total Return Index”), the Dow Jones-UBS Precious Metals Subindex Total ReturnSM is constructed and valued in the same way as the Total Return Index, except that it is specifically limited to gold and silver.

The Total Return Index is a proprietary index that is designed to be a benchmark for commodities as an asset class. It is composed of futures contracts on physical commodities and is intended to reflect the returns that are potentially available through (1) an unleveraged investment in those contracts plus (2) the rate of interest that could be earned on cash collateral invested in specified Treasury Bills.

Oversight of the Total Return Index

The index sponsors use a two-tier structure, comprised of a supervisory committee and an advisory committee, to oversee the Total Return Index. The purpose of the two-tier structure is to expand the breadth of input into the decision-making process in respect of the Total Return Index, while also providing a mechanism for more rapid reaction in the event of any market disruptions or extraordinary change in market conditions that may affect the Total Return Index.

The supervisory committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by Dow Jones. The supervisory committee will make all final decisions relating to the Total Return Index, given any advice and recommendations from the advisory committee. The advisory committee consists of six to twelve members drawn from the financial and academic communities. Both the supervisory committee and the advisory committee meet annually in June or July to consider any changes to be made to the Total Return Index for the coming year. These committees may also meet at other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the Total Return Index.

As described in more detail below, the Total Return Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Total Return Index are determined each year in June or July by UBS under the supervision of the , announced after approval by the supervisory committee and implemented the following January. The composition of the Total Return Index for 2011 was approved by the supervisory committee following a meeting held in October 2010.

Composition of the Total Return Index

A number of commodities have been selected that are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Total Return Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. The 23 potential commodities currently considered for inclusion in the Total Return Index are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 20 Total Return Index commodities selected for 2011 are as follows: aluminum, coffee, copper, corn cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

A futures contract known as a designated contract is selected for each commodity. Where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, UBS selects the futures contract that is traded in North America and denominated in dollars (except in the case of the commodities for which LME contracts have been selected). If more than one such contract exists, UBS selects the most actively traded contract. This process is reviewed by the supervisory committee and the advisory committee. Data concerning this designated contract will be used to calculate the Total Return Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract.

The Total Return Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The roll for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position, and the Total Return Index is a “rolling index”.

A “DJ-UBS Business Day” is a day on which the sum of the Total Return Index Percentages (as defined below) for the Total Return Index commodities that are open for trading is greater than 50%.

In determining which commodities will be included in the Total Return Index and their relative weightings for a given year, UBS looks to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. For each of the 23 commodities designated for potential inclusion in the Total Return Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic U.S. dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Total Return Index. The CPP is determined for each commodity by taking a five-year average of world production figures, adjusted by the historic U.S. dollar value of the designated contract, and dividing the result by the sum of such production figures for all commodities which were designated for potential inclusion in the Total Return Index.

The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Total Return Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Total Return Index and their respective percentage weights. The diversification rules are as follows:

•	No related group of commodities designated as a “Commodity Group” may constitute more than 33% of the Total Return Index. The Commodity Groups are:
¡	Energy (currently including crude oil, heating oil, natural gas and unleaded gasoline)
¡	Grains (currently including corn, soybeans, and wheat)
¡	Industrial Metals (currently including aluminum, copper, nickel and zinc)
¡	Livestock (currently including lean hogs and live cattle)
¡	Precious Metals (currently including gold and silver)
¡	Softs (currently including coffee, cotton and sugar)
¡	Vegetable Oils (currently including soybean oil)
•	No single commodity may constitute (based on target weight) more than 15% of the Total Return Index.
•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute (based on target weight) more than 25% of the Total Return Index.
•	No single commodity may constitute (based on target weight) less than 2% of the Total Return Index.

Following the annual reweighting and rebalancing of the Total Return Index in January, the percentage of any single commodity or commodity group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

The Total Return Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Total Return Index are determined each year in June or July by UBS under the supervision of the supervisory committee and implemented the following January. The composition of the Total Return Index for 2011 was approved by the supervisory committee at a meeting held in October 2010.

Calculation and Publication of the Total Return Index

The Total Return Index is calculated by CME Indexes, in conjunction with UBS, by applying the impact of the changes to the prices of index components (based on their relative weightings) and the Treasury Bill rate of interest.

The first step in calculating the Total Return Index is to calculate the applicable “commodity index multipliers” or “CIMs”. Following application of the diversification rules discussed above, CIPs are incorporated into the Total Return Index by calculating the new unit weights for each index component. On a date near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for designated contracts included in the Total Return Index, are used to determine a CIM for each index component. This CIM is used to achieve the percentage weightings of the index components, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each index component will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Once the CIMs are determined, the calculation of the value of the Total Return Index is a mathematical process that reflects the performance of each index component and the rate of interest that could be earned on cash collateral invested in three-month U.S. Treasury Bills.

At present, CME Indexes disseminates the Total Return Index value approximately every 15 seconds (assuming the Total Return Index value has changed within such 15-second interval) from 8:00 a.m. to 3:30 p.m., New York City time, and publishes a daily Total Return Index value at approximately 5:00 p.m., New York City time, on each DJ-UBS Business Day on http://www.djindexes.com, on Reuters page DJUBSTR and on Bloomberg under the ticker symbol “DJUBSTR <INDEX>”.

Historical Data on the Dow Jones-UBS Precious Metals Subindex Total ReturnSM

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of Dow Jones-UBS Precious Metals Subindex Total ReturnSM, as reported by Reuters. These historical data on the Dow Jones-UBS Precious Metals Subindex Total ReturnSM are not indicative of the future performance of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM or what the value of the Notes may be. Any historical upward or downward trend in the Dow Jones-UBS Precious Metals Subindex Total ReturnSM during any period set forth below is not an indication that the Dow Jones-UBS Precious Metals Subindex Total ReturnSM is more or less likely to increase or decrease at any time during the term of the Notes.

	High	Low
2006

Quarter

First	191.144	164.630

Second	236.905	176.213

Third	209.647	184.061

Fourth	214.770	180.364

2007

Quarter

First	226.522	196.452

Second	224.549	204.980

Third	235.291	203.249

Fourth	263.799	230.196

2008

Quarter

First	322.970	267.102

Second	299.829	267.602

Third	309.104	215.578

Fourth	257.729	198.578

2009

Quarter

First	292.254	228.558

Second	295.856	248.153

Third	310.772	261.747

Fourth	360.980	300.605

2010

Quarter

First	344.688	303.837

Second	369.480	334.563

Third	393.052	338.965

Fourth	460.320	394.889

2011

Quarter

First	488.061	419.852

Second	555.099	481.864

Third (through July 10)	507.564	482.937

The closing value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM as of July 8, 2011 was 507.564

License Agreement

“Dow Jones®,” “DJ,” “UBS,” “Dow Jones-UBS Commodity Index Total ReturnSM” and “Dow Jones-UBS Precious Metals Subindex Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Citigroup Global Markets Inc.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates to Citigroup Global Markets Inc. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM, which is determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to Citigroup Global Markets Inc. or the Notes. Dow Jones and UBS Securities have no obligation to take the needs of Citigroup Global Markets Inc. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-UBS Precious Metals Subindex Total ReturnSM. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the purchasers of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Citigroup Global Markets Inc., but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-UBS Precious Metals Subindex Total ReturnSM and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-UBS Precious Metals Subindex Total ReturnSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Dow Jones-UBS Precious Metals Subindex Total ReturnSM components has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-UBS Precious Metals Subindex Total ReturnSM components in connection with the Notes. None of Dow Jones, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-UBS Precious Metals Subindex Total ReturnSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-UBS PRECIOUS METALS SUBINDEX TOTAL RETURNSM OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS INC., PURCHASERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-UBS PRECIOUS METALS SUBINDEX TOTAL RETURNSM OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-UBS PRECIOUS METALS SUBINDEX TOTAL RETURNSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND CITIGROUP GLOBAL MARKETS INC., OTHER THAN UBS AG.

All disclosures contained in this pricing supplement regarding the Dow Jones-UBS Precious Metals Subindex Total ReturnSM and the Dow Jones-UBS Commodity Index Total ReturnSM including their makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones, UBS Securities, or UBS AG. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax considerations that may be relevant to a beneficial owner of a Note who purchases the Note at original issuance at the issue price, who holds the Note as a capital asset, and who is a U.S. domestic corporation or other entity that generally is subject to U.S. federal income tax on a net income basis (a “U.S. holder”). This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described in this pricing supplement, possibly with retroactive effect. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as mutual funds, dealers or traders in securities, financial institutions, tax-exempt entities, holders that hold the Notes as a part of a hedging, straddle, conversion or other integrated transaction, or U.S. Holders (as defined below) whose functional currency is not the United States dollar.

The discussion set out below is intended only as a summary of certain United States federal income tax consequences of an investment in the Notes. Prospective investors are urged to consult their tax advisors as to the tax consequences of an investment in the Notes, including the application to their particular situations of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.

No statutory, administrative or judicial authority directly addresses the treatment of the Notes for U.S. federal income tax purposes. The characterization of the Notes for such purposes therefore is uncertain. Prospective investors should consult their tax advisors regarding the characterization of the Notes. In general, however, the Internal Revenue Service could take the view that all or a portion of the return on the Notes should be included in income on a current basis, in which event that return would be taxable as ordinary income. Prospective investors should consult their advisors regarding the amount and character of any gain or loss on the sale, retirement or other taxable disposition of the Notes.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, US$12,925,000 principal amount of Notes (12,925 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) the representations and warranties described in the section "ERISA Matters" in the accompanying prospectus supplement are true.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of the Guarantor and counsel to the Citigroup Funding Inc, when the Notes offered by this pricing supplement have been executed and issued by the Citigroup Funding Inc and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of the Citigroup Funding Inc and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to the Citigroup Funding Inc’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Page

Pricing Supplement
Risk Factors Relating to the Notes	PS-2
Description of the Notes	PS-7
Description of the Dow Jones-UBS Precious Metals Subindex Total ReturnSM	PS-12
Certain United States Federal Income Tax Considerations	PS-17
Plan of Distribution; Conflicts of Interest	PS-18
ERISA Matters	PS-18
Validity of the Notes	PS-19

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution	S-41
Validity of Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	9
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution	25
ERISA Matters	28
Legal Matters	28
Experts	28

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$12,925,000 principal amount

Notes Based Upon the

Dow Jones-UBS Precious Metals

Subindex Total ReturnSM

Due August 20, 2012

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

July 8, 2011

(Including Prospectus Supplement dated

May 12, 2011 and Prospectus dated

May 12, 2011)